Annual Shareholder Meeting Results

The Fund held the meeting of shareholders on December 19, 2012. Common/Preferred shareholders voted as indicated below:
                                                                   Withheld
California Municipal               		Affirmative	   Authority
Re-election of Hans W. Kertess*
Class I to serve until the Annual Meeting for
the 2015-2016 fiscal year 			4,564 	           118
Re-election of William B. Ogden, IV
Class I to serve until the Annual Meeting for
the 2015-2016 fiscal year 			13,985,640         210,780
Re-election of Alan Rappaport
Class I to serve until the Annual Meeting for
the 2016-2016 fiscal year                       13,987,428         208,992

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson*, and John C. Maney+, continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee